Exhibit 23.1

Consent of Independent Auditors

The Boards of Directors and Stockholders of Altisource Portfolio Solutions S.A. and Homeward Residential Holdings, Inc.:

We consent to the incorporation by reference in Registration Statement No. 333-161175 on Form S-8 of Altisource Portfolio Solutions S.A. of our report dated June 7, 2013, with respect to the combined balance sheets of Beltline Road Insurance Agency, Inc., Power Default Services, Inc., Power REO Management Services, Inc. and Power Valuation Services, Inc. as of September 30, 2012 and 2011, and the related combined statements of income, changes in Parent Company equity and cash flows for each of the years in the three years ended September 30, 2012, which report appears in the Form 8-K/A of Altisource Portfolio Solutions S.A. dated June 12, 2013.

/s/ KPMG LLP

Dallas, Texas

June 12, 2013